Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Millennial Media, Inc. of our report dated September 19, 2013, relating to the consolidated financial statements of Jumptap, Inc. and subsidiaries as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 (which report expresses an unmodified opinion and an emphasis-of-matter paragraph relating to going concern uncertainty), which appears in the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 dated October 2, 2013.  We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 6, 2013